                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 33-63225


                                4,000,000 SHARES

                                TOM BROWN, INC.
[TOM BROWN, INC. LOGO]
                                  COMMON STOCK
                                ($.10 PAR VALUE)


     All 4,000,000 shares (the "Shares") of Common Stock, $.10 par value ("Common Stock"), are being sold by Tom Brown, Inc., a Delaware corporation (the "Company").

     The Common Stock is traded on The Nasdaq National Market under the symbol "TMBR." On November 1, 1995, the last sale price of the Common Stock as reported on the composite tape for issues listed on The Nasdaq National Market was $11.75 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================
                                                                     UNDERWRITING
                                                  PRICE TO          DISCOUNTS AND          PROCEEDS TO
                                                   PUBLIC           COMMISSIONS(1)         COMPANY(2)
-----------------------------------------------------------------------------------------------------------
Per Share..................................        $11.00                $.58                $10.42
-----------------------------------------------------------------------------------------------------------
Total(3)...................................      $44,000,000          $2,320,000           $41,680,000
===========================================================================================================

(1)  See "Underwriting" for indemnification arrangements.

(2)  Before deducting estimated expenses of $240,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $50,600,000, $2,668,000 and $47,932,000, respectively.
     See "Underwriting."

     The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about November 7, 1995 at the offices of Schroder Wertheim & Co. Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.

                   HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                              INCORPORATED

                                     PETRIE PARKMAN & CO.

                                                  SALOMON BROTHERS INC

                                November 2, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                               TABLE OF CONTENTS

                                     PAGE                                         PAGE
                                     ----                                         ----
Prospectus Summary..................   3     Management..........................  20
Risk Factors........................   9     Description of Capital Stock........  22
Use of Proceeds.....................  11     Underwriting........................  24
Capitalization......................  12     Legal Matters.......................  25
Price Range of Common Stock.........  13     Experts.............................  25
Dividends...........................  13     Available Information...............  25
Selected Consolidated Financial              Incorporation of Certain Documents..  26
  Data..............................  14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................  15

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                TOM BROWN, INC.
                             CORE AREAS OF ACTIVITY

                                     [MAP]

     Immediately following the Table of Contents appearing on Page 2 of the Prospectus is a two-page color foldout of four separate maps depicting the Company's core areas of activity in the Wind River Basin of Wyoming and the Val Verde Basin of Texas. The maps include state and county designations, subsurface oil and gas formations, the Company's Wind River Gathering System, oil and gas basins and prospects delineated by contrasting color, the Company's headquarters designated by a star, the Company's exploration option acreage, producing acreage and undeveloped acreage by contrasting color and a color-coded legend is included for each core area of activity.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY
GENERAL

     Tom Brown, Inc. (together with its subsidiaries, the "Company") is primarily engaged in the exploration for, and the development, production and sale of, natural gas and oil in the United States. The Company's principal exploration, development and production activities are conducted in the Wind River Basin of central Wyoming, the Val Verde Basin of west Texas and the Permian Basin of west Texas and southeastern New Mexico. These areas accounted for approximately 92% of the Company's proved reserves as of December 31, 1994. In addition, the Company is engaged in the gathering, processing and marketing of natural gas. As of December 31, 1994, the Company's natural gas reserves were approximately 180 billion cubic feet ("Bcf") and its oil reserves were approximately 4.5 million barrels ("MMBbls").

     The Company was incorporated in Nevada in 1931 and was reincorporated in Delaware in April, 1987. The executive offices of the Company are located at 508
W. Wall St., 500 Empire Plaza, Midland, Texas 79701, and its telephone number is
(915) 682-9715.

BUSINESS STRATEGY

     Since 1985, the Company's principal business strategy has been to obtain and develop long-lived reserves (having a reserve life in excess of the industry average of 10 years) in areas where the Company has knowledge and operations expertise. Accordingly, the Company has primarily invested in natural gas-prone basins which the Company believes will provide the opportunity to accumulate significant reserves at attractive prices.

     The principal benefits of the Company's strategy include the ability to:

        o Increase reserves at lower-than-average costs;

        o Acquire large tracts of contiguous acreage with high working interests;

        o Develop economies of scale in its operations; and

        o Control development and marketing decisions relating to its properties.

     In pursuing its strategic goals, the Company focuses on the following objectives:

     Maintaining a strong balance sheet. The Company emphasizes maintaining a strong balance sheet in order to enhance its operating and financial flexibility. The Company will use proceeds from this offering to repay all of its outstanding long-term debt.

     Achieving critical mass in core areas. The Company has assembled additional acreage since 1986 in natural gas-prone basins, primarily in the Wind River Basin, where the Company can utilize its geological and technical expertise and its control of operations for the further development and expansion of these areas. The Company has approximately 49,000 gross developed acres and has leases or options to lease approximately 728,000 gross undeveloped acres in the Wind River Basin.

     Increasing reserves. The Company replaced 544% of its production during the period from January 1, 1992 through December 31, 1994. During this period, the Company's proved reserves increased by approximately 93% to 207 billion cubic feet of natural gas equivalents ("Bcfe").

     Increasing production. The Company increased its average daily production of natural gas and oil to 36.1 million cubic feet of natural gas equivalents ("MMcfe") for the six month period ended June 30, 1995, an increase of approximately 98% as compared with the year ended December 31, 1992.

     Maintaining low finding and development costs. The Company achieved an average finding and development cost of $0.30 per thousand cubic feet of natural gas equivalents ("Mcfe") during the period from January 1, 1992 through December 31, 1994.

     Enhancing gas marketing. Since 1991, the Company has strengthened its ability to control and market its production by accumulating natural gas gathering assets and increasing marketing efforts in its core areas of activity.

     Increasing geographic focus. The Company has continued to divest its properties that are not located in the Company's core areas of activity.

     Making strategic acquisitions. The Company plans to continue to selectively pursue acquisitions of gas and oil properties in its core areas of activity and, in connection therewith, the Company from time to time will be involved in evaluations of or discussions with potential acquisition candidates. The consideration for any such acquisition might involve the payment of cash and/or the issuance of equity or debt securities; however, the Company presently has no agreements or commitments with respect to any such acquisition. See "Recent Events -- Presidio."

     Notwithstanding the Company's historical ability to implement the above strategy, there can be no assurance that the Company will be able to continue to successfully implement its strategy in the future.

AREAS OF ACTIVITY

     Wind River Basin. The Wind River Basin is the major focus of the Company's current and anticipated exploration and development activities and accounted for approximately 65% of the Company's proved reserves as of December 31, 1994. The Company's primary properties in this Basin are in the Muddy Ridge, Pavillion and Frenchie Draw Fields, each of which the Company operates. Production in these fields is primarily from the Fort Union and Mesa Verde formations at depths ranging from 3,500 to 13,000 feet. Other prospective zones in these fields include the deeper Cody, Frontier and Madison formations at depths ranging from 16,000 to 21,000 feet.

     As of December 31, 1994, the Company's proved reserves in the Wind River Basin were 132.5 Bcf of natural gas and 444 MBbls (thousands of barrels) of oil. As of August 31, 1995, the Company operated 85 wells and had approximately 20,600 net developed and 457,300 net undeveloped acres in this Basin. The following table reflects, as to each of the three fields, the Company's average working interest, net proved reserves as of December 31, 1994, and the number of gross producing wells and net daily production therefrom as of August 31, 1995. These production rates reflect the Company's voluntary production curtailments of approximately 25% in the Muddy Ridge and Pavillion Fields due to prevailing weak natural gas prices.

                                                                                                  NET DAILY
                                                   NET PROVED RESERVES                           PRODUCTION
                                      AVERAGE             AS OF                                     AS OF
                                      WORKING       DECEMBER 31, 1994      NUMBER OF GROSS     AUGUST 31, 1995
   FIELD                             INTEREST            (BCFE)            PRODUCING WELLS         (MMCFE)
   -----                             ---------     -------------------     ---------------     ---------------
Muddy Ridge........................     60%                38.2                   15                  6.7
Pavillion..........................     45%                77.6                   24                  8.6
Frenchie Draw......................     40%                19.3                   12                  3.4
                                                          -----                   --                 ----
                                                          135.1                   51                 18.7

     During 1994 and the first six months of 1995, the Company's capital expenditures in this Basin, excluding amounts paid to acquire unproved properties, were approximately $8.0 million and $3.0 million, respectively. In addition to three development wells drilled and completed in the current year, the Company intends to drill one exploratory well on its Pavillion North prospect prior to December 31, 1995. The Company currently plans to spend approximately $5.0 million during 1996 to drill 12 wells (five development and seven exploratory) in the Wind River Basin.

     The Company has approximately 49,000 gross developed acres and has leases or options to lease approximately 728,000 gross undeveloped acres in the Wind River Basin as to which the Company's working interest is, or upon exercise of options will be, 60%. The Company's interest in the leases and options to lease are subject to the Company performing certain 3-D seismic operations and drilling certain exploratory wells. The Company has developed two significant exploration plays on this acreage, both of which it plans to test within the next year. One of these plays is located in the western part of this acreage and the Company intends to test a number of prospects which it believes may contain oil in the Tensleep and Phosphoria formations at depths of 2,000 to 10,000 feet. The Company has also identified a number of prospects in the central part of this acreage which it believes may contain gas in the same formations which are productive in the Muddy Ridge and Pavillion Fields. In addition, the Company is in the process of identifying additional exploration prospects on this same acreage.

     Val Verde Basin. The Val Verde Basin accounted for approximately 18% of the Company's proved reserves as of December 31, 1994. Since its entry into the Val Verde Basin in 1993, the Company has participated in the drilling of 33 wells in the area. The Company holds a 50% working interest in approximately 51,500 gross acres in this Basin. As of August 31, 1995, the Company held an interest in 20 wells which were producing in excess of 37 million cubic feet of natural gas ("MMcf") per day and 1,200 barrels ("Bbls") of oil per day. Production is from the Wolfcamp, Thrusted Penn Sand and Thrusted Strawn formations at depths ranging from 5,000 to 12,000 feet. As of December 31, 1994, the Company's proved reserves in the Val Verde Basin were 26.4 Bcf of natural gas and 1.8 MMBbls of oil. For the year ended December 31, 1994, the Company added oil reserves of approximately 1.4 MMBbls and natural gas reserves of approximately 18 Bcf through discoveries of proved reserves in this Basin. During 1994 and the first six months of 1995, the Company's capital expenditures in this Basin, excluding amounts paid to acquire unproved properties, were approximately $11 million and $10 million, respectively. The Company participated in the drilling of 16 wells during the current year, 10 of which were completed and two of which are being completed. The Company intends to participate in the drilling of up to three additional development wells prior to December 31, 1995. The Company currently plans to spend approximately $9.0 million during 1996 to drill 15 development wells in the Val Verde Basin.

     Permian Basin. The Permian Basin contains the most significant oil reserves of the Company and accounted for approximately 9% of the Company's proved reserves as of December 31, 1994. The Company's primary properties in the Permian Basin are located in the Spraberry Field. As of August 31, 1995, the Company operated 129 wells and had approximately 27,900 net developed and 1,100 net undeveloped acres in this Basin. As of December 31, 1994, the Company's proved reserves in this Basin were 7.2 Bcf of natural gas and 2.0 MMBbls of oil.

GAS GATHERING AND MARKETING

     The Company's wholly-owned subsidiary, Retex Gathering Company, Inc. ("Retex"), is engaged in the gathering, processing and marketing of natural gas produced by the Company and third parties. The primary activities of Retex are conducted in the Wind River Basin through a joint venture with a subsidiary of KN Energy, Inc. The Company has a 40.5% net interest in the joint venture. Following its formation in 1993, the joint venture purchased 110 miles of existing gas gathering lines and related field facilities in this Basin (the "Wind River Gathering System"), strengthening the Company's ability to control its production in the area. Since the joint venture's acquisition of the Wind River Gathering System in 1993, additional compression and gathering facilities have been installed which have increased the throughput capacity serving the Muddy Ridge and Pavillion Fields to approximately 60 MMcf of natural gas per day.

                                 RECENT EVENTS

     Presidio. In May 1995, the Company announced that it was interested in acquiring Presidio Oil Company ("Presidio"), a public company engaged in the exploration for, and development and production of, oil and natural gas primarily in the Rocky Mountain area. The Company also announced that, based on publicly available information and various assumptions relating to Presidio's oil and gas reserves and subject to further review of Presidio's operations and oil and gas properties and subject to other contingencies, it was willing to pay up to $200 million to acquire Presidio. As a strategic part of its efforts to acquire Presidio and for investment purposes, in June 1995 the Company purchased approximately $56 million of the $100 million outstanding principal amount of Presidio's Senior Gas Indexed Notes due 2002 ("GINs") for approximately $51 million. The purchase of the GINs was funded by borrowing $51 million. Presidio was unable to meet the interest payment on the GINs due on May 15, 1995 and was therefore in default under the terms of the GINs. In August 1995, Presidio announced that it was commencing an auction process in order to find a buyer for its assets or outstanding capital stock. Following such announcement, the Company entered into a confidentiality agreement with Presidio and conducted a review of Presidio's operations and oil and gas properties. Thereafter, the Company submitted a proposal to acquire Presidio for a combination of cash and securities having an aggregate value less than the maximum amount the Company previously announced it may be willing to pay to acquire Presidio. Presidio is currently evaluating the Company's proposal as well as other proposals that the Company believes Presidio received in connection with its auction process and Presidio has announced that it expects to pursue negotiations for a sale of its assets and debt restructuring on or about November 15, 1995. The Company's proposed acquisition of Presidio is subject to a number of significant contingencies, and the Company cannot predict whether it will be successful in its efforts to acquire Presidio or, if successful, the actual amount or form of consideration that the Company would pay in connection therewith or the timing of any such event. See "Risk Factors -- Investment in Presidio."

     Credit Agreement. In September 1995, the Company and three banks entered into a Credit Agreement (the "Credit Agreement") providing for a three-year, $65 million unsecured revolving credit facility ("Credit Facility"). The Company borrowed $51 million under the Credit Facility to repay all of the indebtedness incurred in connection with the purchase of the GINs. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources and Liquidity."

     Sale of Arkoma Assets. As part of its strategy to focus on its core geographic areas, in September 1995 the Company sold its properties in the Arkoma Basin in western Arkansas for $9.0 million. As a result of this sale, the Company realized an after-tax book gain of $3.0 million. During the first six months of 1995, net daily production from these properties averaged 3.9 MMcf. Proceeds from the sale of these properties were used to repay a portion of the Company's outstanding indebtedness under the Credit Facility.

                    SUMMARY PRODUCTION, PRICE AND COST DATA

                                                                                                           SIX MONTHS
                                                                       YEARS ENDED DECEMBER 31,          ENDED JUNE 30,
                                                                    -------------------------------    -------------------
                                                                     1992        1993        1994       1994        1995
                                                                    -------    --------    --------    -------    --------
OPERATIONS DATA:
  Production:
    Natural gas (MMcf)............................................    4,393       7,157       7,347      3,924       5,330
    Oil (MBbls)...................................................      377         317         276        143         200
        Total (MMcfe).............................................    6,655       9,059       9,003      4,782       6,530
    Average daily production (MMcfe)..............................     18.2        24.8        24.7       26.4        36.1
  Average sales prices:
    Natural gas (per thousands of cubic feet) (per Mcf)...........  $  1.81    $   1.76    $   1.62    $  1.74    $   1.25
    Oil (per Bbl).................................................    19.19       16.91       15.73      15.36       17.18
  Average costs (per Mcfe):
    Production costs(1)...........................................  $  1.06    $   0.77    $   0.67    $  0.67    $   0.51
    Finding and development costs(2)..............................     0.21        0.30        0.35
COSTS INCURRED (IN THOUSANDS):
  Property acquisitions...........................................  $ 5,209    $  2,372    $  1,754    $    11    $     34
  Development.....................................................    1,866       5,818      17,797      7,632      13,545
  Exploration.....................................................      190       1,825       3,177      1,233       2,816
                                                                    -------    --------    --------    -------    --------
        Total.....................................................  $ 7,265    $ 10,015    $ 22,728    $ 8,876    $ 16,395
                                                                    =======    ========    ========    =======    ========

---------------
(1) Includes lease operating expenses and production taxes.

(2) Determined by (a) property acquisition, exploration and development costs, divided by (b) reserve purchases, additions and net revisions.

                          SUMMARY RESERVE INFORMATION

                                                                                         AS OF DECEMBER 31,
                                                                               --------------------------------------
                                                                                  1992          1993          1994
                                                                               ----------    ----------    ----------
NATURAL GAS AND OIL PROPERTIES:
  Net Proved Reserves:
    Natural gas (MMcf).......................................................     104,955       130,995       180,306
    Oil (MBbls)..............................................................       3,803         3,300         4,522
                                                                               ----------    ----------    ----------
        Total (MMcfe)........................................................     127,773       150,795       207,438
  Natural gas reserves as a percentage of proved reserves....................         82%           87%           87%
  Proved developed reserves (MMcfe)..........................................      90,551       100,295       131,323
  Proved reserves to production ratio........................................        19:1          17:1          23:1
  Present value of future net revenues before income taxes discounted at 10%
    ($ thousands)............................................................  $   73,666    $  105,752    $  124,942

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary consolidated financial information set forth below should be read in conjunction with the financial statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus.

                                                                                  SIX MONTHS
                                             YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                          -------------------------------     -------------------
                                           1992        1993        1994        1994        1995
                                          -------     -------     -------     -------     -------
                                                                                  (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Operating revenues....................  $18,597     $28,708     $29,071     $17,276     $18,590
  Production costs(1)...................    7,065       6,973       5,999       3,210       3,328
  General and administrative
     expense............................    2,599       3,047       3,339       1,675       1,968
  Option plan compensation expense......    1,250       2,879         207         121          58
  Depreciation, depletion and
     amortization.......................    6,626       7,280       7,288       3,508       4,706
  Writedown of properties...............       --          --          --          --       8,368
  Interest expense......................      465         319          20          22          27
  Income (loss) before income
     taxes..............................   (2,703)     (1,979)        102       1,464      (9,015)
  Income tax (expense) benefit..........     (284)       (339)       (262)       (159)     13,818
  Net income (loss).....................   (2,987)     (2,318)       (160)      1,305       4,803
  Net income (loss) per common
     share..............................     (.40)       (.19)       (.01)        .08         .29
  Weighted average number of common
     shares outstanding.................    7,515      11,898      15,464      15,448      16,312(2)

                                                                             JUNE 30, 1995
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                        -------   --------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................................  $ 6,415      $ 10,415
  Working capital.....................................................    7,846        11,846
  Total assets........................................................  166,607       164,607
  Long-term debt......................................................   51,000         4,560
  Stockholders' equity................................................  107,801       152,241

---------------

(1) Includes lease operating expenses and production taxes.

(2) Includes common stock equivalents as applicable.

(3) As adjusted to reflect (a) the offering of shares of Common Stock hereby and the application of the estimated net proceeds therefrom to repay outstanding indebtedness under the Credit Facility and (b) the sale in September 1995 of all of the Company's interests in the Arkoma Basin and the application of the proceeds therefrom to repay a portion of the outstanding indebtedness under the Credit Facility.

                                  THE OFFERING

Common Stock offered by the Company..........   4,000,000 shares
Common Stock outstanding after the
  Offering...................................   19,571,529 shares
Use of Proceeds..............................   To repay outstanding indebtedness under the
                                                Credit Facility
Nasdaq National Market Symbol................   TMBR

                                  RISK FACTORS

     Prospective purchasers of the shares of Common Stock offered hereby should carefully consider, together with other information in this Prospectus, the following factors that affect the Company.

VOLATILITY OF GAS AND OIL PRICES

     The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas and oil. Natural gas and oil prices can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. Prices are also affected by actions of state and local agencies, the United States and foreign governments and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas and oil. Any substantial or extended decline in the price of natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company. When natural gas prices are deemed by the Company to be too low, the Company may curtail production from certain wells, which restricts the Company's cash flow; the Company currently is curtailing approximately 25% of its production from the Muddy Ridge and Pavillion Fields in the Wind River Basin. Sales of natural gas and oil are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of the Company's production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Federal and state regulation of natural gas and oil production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its natural gas and oil. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus represent a significant risk.

GENERAL RISKS OF NATURAL GAS AND OIL OPERATIONS

     The Company competes in areas of natural gas and oil exploration, development and transportation with other companies, many of which have substantially larger financial and other resources. The natural gas and oil business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs and encountering formations with abnormal pressures, the occurrence of any of which could result in losses to the Company. The operations of the Company's natural gas gathering systems will involve certain risks, including explosions and environmental hazards caused by pipeline leaks and ruptures. Drilling for natural gas and oil involves a high degree of risk, and is marked by unprofitable efforts, not only from dry holes but from wells that, though productive, do not produce natural gas and oil in sufficient quantities to return a profit on the amounts expended. The Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial position.

INVESTMENT IN PRESIDIO

     In June 1995, the Company purchased $56 million principal amount of the outstanding GINs for approximately $51 million. The carrying value of this investment, which was financed through bank indebtedness, constituted approximately 31% of the Company's total assets as of June 30, 1995. Although management believes its investment in the GINs is a strategic part of its efforts to gain control of Presidio, there can be no assurances as to when, if ever, such control will be attained. A failure to gain control could result in the Company not recovering its initial investment in the GINs. In addition, the value of the Company's investment in the GINs may be adversely affected by the results of operations and financial condition of Presidio, which is dependent in large part on the prices Presidio realizes for its oil and gas production, as well as the ultimate outcome of Presidio's efforts to restructure its outstanding indebtedness or to be acquired by another party and the timing thereof. There is not currently an active trading market for the GINs, and the Company may experience difficulty in selling the GINs if it desires to do so at some future time.

     The GINs have been categorized as available for sale in accordance with Statement of Financial Accounting Standards No. 115 for financial reporting purposes, and the Company's investment in the GINs was valued at historical cost on the Company's balance sheet at June 30, 1995. The Company will be required to adjust the carrying value of its investment in the GINs at the end of each quarter based on the fair market value, if determinable, of the GINs at such time and, in connection therewith, the Company will record a credit or charge to stockholders' equity for such period based on any adjustment to such carrying value. The fair market value of the GINs at the end of any period will be determined by reference to available market trading prices or, if market trading prices are not readily available, by the reasonable judgment of the Company.

NET LOSSES

     For the years ended December 31, 1992, 1993 and 1994, the Company recorded net losses of $3.0 million, $2.3 million and $0.2 million, respectively. These losses include depreciation, depletion and amortization expense for each of such periods of $6.6 million, $7.3 million and $7.3 million, respectively. Although the Company recorded net income of $4.8 million for the six months ended June 30, 1995, no assurances can be given that the Company will not experience additional losses in the future.

ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's natural gas and oil reserves and the future net revenues therefrom prepared by the Company's independent petroleum engineers. See "Business and Properties -- Reserves" and
Note 9 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 10-K"). These estimates are based on various assumptions and, therefore, are inherently imprecise. Actual future production, reserves, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves may vary substantially from those assumed in the estimates. In addition, the Company's proved reserves may be subject to downward or upward revision, based upon production history, results of future exploration and development, prevailing natural gas and oil prices and other factors.

GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing and transmission of natural gas and oil, as well as environmental and safety matters. Certain of these laws and regulations have adversely affected the Company's operations in the past, and there is no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, and the production and marketing of, natural gas and oil. See "Business and Properties -- Regulation" in the 1994 10-K.

NO DIVIDENDS

     The Company has never declared or paid any cash dividends to holders of Common Stock and has no present intention to pay cash dividends to holders of the Common Stock in the future. Under the terms of its Credit Agreement, the Company is prohibited from paying cash dividends without the written consent of the banks. Although the proceeds from this offering will be used to repay all amounts presently outstanding under the Credit Facility, the Company intends to maintain the Credit Facility and, consequently, will be prohibited from paying dividends without the banks' prior written consent.

ANTI-TAKEOVER PROVISIONS

     The ability of the Company's Board of Directors to authorize the issuance of shares of preferred stock, the Company's Rights Plan, the Company's Certificate of Incorporation and certain provisions of the Delaware General Corporation Law may tend to deter unsolicited tender offers and make it difficult to change control of the Company and replace incumbent management and also may limit the liability of directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this offering will be $41.4 million. The proceeds will be used to repay outstanding indebtedness under the Credit Facility ($46 million as of October 31, 1995). The Company borrowed $51 million under the Credit Facility in September 1995 to refinance indebtedness incurred in June 1995 when the Company acquired approximately $56 million principal amount of GINs issued by Presidio. See "Recent
Events -- Presidio." In September 1995, the Company used approximately $5.0 million of the proceeds from the sale of the Arkoma properties to reduce its indebtedness from $51 million to $46 million. Borrowings under the Credit Facility are unsecured and bear interest, at the election of the Company, at a rate equal to (i) the greater of the agent bank's prime rate or the federal funds effective rate plus 0.50% or (ii) the agent bank's Eurodollar rate plus a margin ranging from 0.75% to 1.00%. On October 31, 1995, the interest rate on $41 million of outstanding borrowings was 6.625%, and 8.75% on an additional $5.0 million of outstanding borrowings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity." The Credit Facility matures in September 1998.

     Following the application of the net proceeds from the offering made hereby to repay indebtedness outstanding under the Credit Facility, the Company will have approximately $60.4 million of available borrowing capacity under the Credit Facility. The Company may incur additional debt subsequent to this offering as its future business needs require.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1995, and as adjusted to reflect (i) the Company's issuance and sale of the 4,000,000 shares of Common Stock offered hereby and the application of the net proceeds of $41.4 million therefrom as described in "Use of Proceeds", and (ii) the sale of the Company's interests in the Arkoma Basin and the application of proceeds therefrom in September 1995 to repay a portion of the outstanding indebtedness under the Credit Facility. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus.

                                                                        JUNE 30, 1995
                                                                 ---------------------------
                                                                  ACTUAL      AS ADJUSTED(1)
                                                                 --------     --------------
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
    Cash and cash equivalents..................................  $  6,415        $ 10,415
                                                                 ========        ========
    Long-term debt.............................................    51,000           4,560
                                                                 --------        --------
    Stockholders' Equity:
      Common Stock, $.10 par value per share; 30,000,000 shares
         authorized; 15,537,529 shares issued and outstanding;
         19,537,529 shares issued and outstanding, as
         adjusted(2)...........................................     1,554           1,954
      Additional paid-in capital...............................   177,477         218,517
      Accumulated deficit......................................   (71,230)        (68,230)
                                                                 --------        --------
              Total stockholders' equity.......................   107,801         152,241
                                                                 --------        --------
              Total capitalization.............................  $158,801        $156,801
                                                                 ========        ========

---------------

(1) As adjusted to reflect (a) the offering of the shares of Common Stock hereby and the application of the estimated net proceeds therefrom to repay outstanding indebtedness under the Credit Facility and (b) the sale of all of the Company's interests in the Arkoma Basin.

(2) Does not include 1,566,850 shares of Common Stock issuable upon exercise of outstanding stock options.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded in the over-the-counter market and quoted on The Nasdaq National Market under the symbol "TMBR." The following table sets forth, on a per share basis for the periods indicated, the range of high and low closing bid prices of the Common Stock as reported by The Nasdaq National Market during the periods shown.

                                                                            HIGH         LOW
                                                                           -------     -------
Fiscal 1993
  First Quarter..........................................................  $14.250     $ 6.750
  Second Quarter.........................................................   14.250      11.875
  Third Quarter..........................................................   17.500      13.500
  Fourth Quarter.........................................................   16.500      10.500

Fiscal 1994
  First Quarter..........................................................  $12.875     $11.000
  Second Quarter.........................................................   16.375      11.125
  Third Quarter..........................................................   16.000      11.125
  Fourth Quarter.........................................................   13.750       9.375

Fiscal 1995
  First Quarter..........................................................  $15.125     $10.625
  Second Quarter.........................................................   15.375      13.625
  Third Quarter..........................................................   15.375      13.125
  Fourth Quarter (through November 1, 1995)..............................   14.000      11.000

     On November 1, 1995, the last sale price for the Common Stock as reported by The Nasdaq National Market was $11.75 per share.

                                   DIVIDENDS

     The Company has never declared or paid any cash dividends to the holders of Common Stock and has no present intention to pay cash dividends to the holders of Common Stock in the future. Under the terms of the Credit Agreement, the Company is prohibited from paying cash dividends to the holders of Common Stock without the written consent of the banks.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            NINE MONTHS                                                           SIX MONTHS
                                               ENDED                          YEARS ENDED                            ENDED
                                            DECEMBER 31,                     DECEMBER 31,                          JUNE 30,
                                            ------------     ---------------------------------------------    -------------------
                                              1990(1)         1991         1992          1993       1994        1994       1995
                                            ------------     -------      -------      --------   --------    --------   --------
                                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA(2):
Total revenues............................    $ 15,317       $18,928      $18,597      $ 28,708   $ 29,071    $ 17,276   $ 18,590
Costs and expenses:
  Gas and oil production..................       5,247         7,134        5,676         4,899      4,130       2,086      2,280
  Taxes on gas and oil production.........       1,363         1,405        1,389         2,074      1,869       1,124      1,048
  Cost of gas sold........................         413         1,347        2,838         8,287     10,022       6,406      6,858
  Exploration costs.......................         908           846          190           440      1,184         333      1,948
  Impairments of leasehold costs..........         381           284          267         1,462        910         537        344
  General and administrative..............       2,099         2,703        2,599         3,047      3,339       1,675      1,968
  Option plan compensation................          --            --        1,250         2,879        207         121         58
  Depreciation, depletion and
    amortization..........................       5,933        10,592 (3)    6,626         7,280      7,288       3,508      4,706
  Writedown of properties.................          --            --           --            --         --          --      8,368
  Interest expense........................         995         1,117          465           319         20          22         27
                                              ----------     -------      -------      --------   --------    --------   --------
        Total costs and expenses..........      17,339        25,428       21,300        30,687     28,969      15,812     27,605
                                              ----------     -------      -------      --------   --------    --------   --------
Income (loss) before income taxes.........      (2,022)       (6,500)      (2,703)       (1,979)       102       1,464     (9,015)
Income tax provision:
  Recognition of deferred tax asset.......          --            --           --            --         --          --     13,967
  Income tax expense......................         (36)          (36)        (284)         (339)      (262)       (159)      (149)
                                              ----------     -------      -------      --------   --------    --------   --------
Net income (loss).........................    $ (2,058)      $(6,536)     $(2,987)     $ (2,318)  $   (160)   $  1,305   $  4,803
                                              ==========     =======      =======      ========   ========    ========   ========
Weighted average number of common shares
  outstanding.............................       7,510 (4)     7,503 (4)    7,515 (4)    11,898     15,464      15,448     16,312
Net income (loss) per common share........    $  (0.27)      $ (0.87)     $ (0.40)     $  (0.19)  $  (0.01)   $   0.08   $   0.29
CONSOLIDATED BALANCE SHEET DATA AT PERIOD
  END:
Cash and cash equivalents.................    $  1,891       $   962      $ 1,095      $ 28,503   $ 19,147    $ 26,896   $  6,415
Total assets..............................      94,988        82,078       76,866       108,084    115,092     110,492    166,607
Working capital...........................        (411)        1,584        3,388        30,372     16,565      27,457      7,846
Long-term debt............................      11,500        12,500        9,650            --         --          --     51,000
Stockholders' equity......................      71,366        64,818       62,540       102,376    102,869     103,876    107,801

---------------
(1) In May 1990, the Company changed its fiscal year end from March 31 to December 31.

(2) Certain reclassifications have been made to amounts reported in previous years to conform to the 1995 presentation.

(3) In February 1992, the Company sold certain non-strategic gas and oil properties in the Williston Basin of North Dakota and Montana for approximately $7.0 million. In the fourth quarter of 1991, the Company recognized a $3.4 million writedown of such properties to net realizable value.

(4) Weighted average number of common shares outstanding does not include 4.4 million shares of Common Stock issued in June 1993 upon conversion of preferred stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The factors which most significantly affect the Company's results of operations are (1) the sales prices of natural gas and crude oil, (2) the level of total sales volumes, and (3) the level and success of exploration and development activity.

SELECTED OPERATING DATA

     The following table sets forth certain operating information of the Company for the periods presented.

                                                                                   SIX MONTHS
                                              YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                           -------------------------------     -------------------
                                            1992        1993        1994        1994        1995
                                           -------     -------     -------     -------     -------
Revenues (in thousands):
  Natural gas sales......................  $ 7,948     $12,399     $11,451     $ 6,835     $ 6,686
  Crude oil sales........................    7,234       5,360       4,341       2,196       3,435
  Marketing, gathering and processing....    3,352      10,387      11,876       7,533       7,980
  Other..................................       63         562       1,403         712         489
                                           -------     -------     -------     -------     -------
          Total revenues.................  $18,597     $28,708     $29,071     $17,276     $18,590
                                           =======     =======     =======     =======     =======
Net income (loss) (in thousands):          $(2,987)    $(2,318)    $  (160)    $ 1,305     $ 4,803
Natural gas production (MMcf)............    4,393       7,157       7,347       3,924       5,330
Crude oil production (MBbls).............      377         317         276         143         200
Average natural gas sales price
  ($/Mcf)................................  $  1.81     $  1.76     $  1.62     $  1.74     $  1.25
Average crude oil sales price ($/Bbl)....  $ 19.19     $ 16.91     $ 15.73     $ 15.36     $ 17.18
Average production costs ($/Mcfe)........  $  1.06     $  0.77     $  0.67     $  0.67     $  0.51

REVENUES

     During the six month period ended June 30, 1995, revenues from natural gas and oil production increased $1.1 million to $10.1 million compared to the same period in 1994. An increase in natural gas sales volumes of 36% increased revenues by approximately $1.8 million. A decrease in average natural gas prices received by the Company from $1.74 per Mcf to $1.25 per Mcf decreased revenues by approximately $1.9 million. An increase in oil sales volumes of 40% increased revenues by approximately $1.0 million for the six months ended June 30, 1995. An increase in the average crude oil sales price from $15.36 per Bbl to $17.18 per Bbl increased revenues by approximately $0.2 million for the six months ended June 30, 1995.

     The increase in gas and oil sales volumes for the six months ended June 30, 1995 as compared to the same period in 1994 was due primarily to increased production in the Company's Val Verde Basin properties.

     Marketing, gathering and processing revenues increased $0.4 million for the six month period ended June 30, 1995 as a result of the increased activity in the Company's natural gas marketing operations and increased revenues from the Company's interest in the Wind River Gathering System.

     During 1994, revenues from gas and oil production decreased $2.0 million to $15.8 million as compared to the same period in 1993. A decrease in average gas prices received by the Company from $1.76 per Mcf to $1.62 per Mcf decreased revenues by approximately $1.0 million. A decrease in average oil prices from $16.91 per Bbl to $15.73 per Bbl decreased revenue approximately $0.4 million. The decrease in oil sales volumes of 13% reduced revenues by approximately $0.6 million for 1994. Gas sales volumes remained relatively constant.

     The decrease in oil sales volumes for the year ended December 31, 1994 as compared to the same period in 1993 was due primarily to property sales completed throughout 1993 and 1994. Natural gas sales volumes remained constant as the Company increased its deliverability through its development drilling in 1994 but curtailed greater portions of its production due to low natural gas prices.

     Marketing, gathering and processing revenues increased 14% in 1994 compared to 1993 due to a full year of revenue in 1994 from the Company's interest in the Wind River Gathering System which was acquired in June 1993.

     Interest income and other revenues increased approximately $0.8 million due to interest income from excess cash retained from the Company's June 1993 Common Stock offering.

     During 1993, revenues from gas and oil production increased $2.6 million to $17.8 million as compared to the same period in 1992. A decrease in average gas prices received by the Company from $1.81 per Mcf to $1.76 per Mcf decreased revenues by approximately $0.2 million. A decrease in the average oil price from $19.19 per Bbl to $16.91 per Bbl decreased revenues by approximately $0.9 million. An increase in natural gas volumes of 63% increased revenues by approximately $4.7 million. The decrease to oil sales volumes of 16% reduced revenues by approximately $1.0 million for 1993.

     The decrease in oil sales volumes for the year ended December 31, 1993 as compared to the same period in 1992 was due primarily to property sales completed during the first quarter of 1992. The increase in natural gas sales volumes for 1993 as compared to 1992 was attributable to the Company's decision to increase production from the Wind River Basin of Wyoming, which, until late 1992, had been under a self-imposed curtailment. Contributing to the decision to increase production were reduced transportation tariffs in certain key market areas and a general increase in demand for natural gas.

     Marketing, gathering and processing revenues increased 210% in 1993 compared to 1992 due to the start up in October 1992 of Retex, the Company's marketing subsidiary.

COSTS AND EXPENSES

     Costs and expenses for the six months ended June 30, 1995 increased to $27.6 million from $15.8 million for the same period in 1994, primarily as a result of an $8.4 million writedown of non-strategic properties due to the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets...", which generally requires a separate assessment for potential impairment of each of the Company's producing property cost centers, in contrast to the Company's prior policy of evaluating the producing property accounts for impairment in total. The $8.4 million charge reduced the carrying value of certain of the Company's properties to their estimated fair values, which properties were not part of the Company's Wind River Basin or Val Verde Basin properties. Natural gas and oil production expense increased $0.2 million as a result of the addition of several wells in the Val Verde Basin. Although gas and oil sales increased, taxes on gas and oil production remained relatively unchanged as lower-taxed production from Texas accounted for the increased sales.

     Compared to the first six months of 1994, cost of sales increased as higher volumes of gas were purchased by the Company's marketing subsidiary during the six months ended June 30, 1995. Exploration costs increased $1.6 million during the six months ended June 30, 1995, as a result of 3-D seismic costs on the Company's exploration efforts in the Wind River Basin. Compared to the first six months of 1994, general and administrative expenses increased $0.3 million during the six months ended June 30, 1995, due to additional costs to explore and develop the Company's Wind River Basin and Val Verde Basin. Depreciation, depletion and amortization increased 34% during the six months ended June 30, 1995, due to the additional production from the Company's Val Verde Basin properties.

     The Company recognized in the first quarter of 1995 a net deferred tax asset in the amount of approximately $14 million and corresponding credit to deferred income tax expense. Deferred tax assets (related primarily to the Company's net operating loss and investment tax credit carryforwards) were initially recorded in 1993, but these tax assets had been reserved entirely by a valuation allowance until 1995. Based on recent additions to the Company's oil and gas reserves, the resulting increases in anticipated future income and the absence of significant option plan compensation charges to future income, the Company now expects to realize a major portion of the future benefit of its net operating loss carryforwards prior to their expiration.

Accordingly, that portion of the valuation allowance was reversed in the first quarter. A valuation allowance of approximately $10 million will be retained against the Company's deferred tax assets, primarily because the Company's investment tax credit carryforwards are still not expected to be realized in future periods. The deferred tax assets and related valuation allowance will be monitored for potential adjustments as future events so indicate, although management does not expect such adjustments to be significant in the near term.

     Costs and expenses for 1994 decreased 6% to $29 million as compared to 1993. Gas and oil production expenses decreased $0.8 million which reflects the Company's disposition of certain high-cost oil producing properties in 1994. Taxes on gas and oil production decreased $0.2 million as a result of decreased oil production levels. Cost of gas sold increased 21% in 1994 compared to 1993 reflecting a higher volume of gas purchased in 1993 by Retex. Exploration costs increased $0.7 million as a result of exploratory 3-D seismic costs in 1994. Impairments of leasehold costs decreased $0.6 million as a result of the writedown of an uneconomic oil producing property in 1993 due to lower year-end oil prices. General and administrative expenses increased $0.3 million primarily as a result of increases in insurance and salaries. Interest expense decreased $0.3 million as a result of the Company's debt repayment in June 1993.

     Costs and expenses for 1993 increased 44% to $30.7 million as compared to 1992. Depreciation, depletion and amortization expense increased primarily as a result of increased natural gas production and lower year-end reserve estimates for certain oil producing properties caused in part by low year-end oil prices. Gas and oil production expenses decreased $0.8 million which reflect the Company's disposition of certain high-cost oil producing properties in 1992. Taxes on gas and oil production increased $0.7 million as a result of increased natural gas production levels. Cost of gas sold increased 192% in 1993 compared to 1992 due to the start up in October 1992 of Retex. Exploration costs increased $0.3 million as a result of increased exploratory activity in 1993. Impairments of leasehold costs increased $1.2 million as a result of the write off of certain non-strategic leases and the writedown of an uneconomic oil producing property due to low year end oil prices. General and administrative expenses increased $0.4 million as a result of increases in professional fees, insurance and salaries.

     The Company recorded non-cash option plan compensation expense of $0.2 million, $2.9 million and $1.3 million in 1994, 1993 and 1992, respectively, under certain stock option and phantom stock option plans due to an increase in the market value of the Common Stock over the exercise prices of such options. Compensation expense related to the option plans is based on the ratably vested portion of the difference between the exercise prices and the market value of the Common Stock. Certain changes to the option plans during 1993 eliminated the need to recognize option plan compensation expense, except for some minor vesting of previously incurred expense. The Company expects future non-cash option plan compensation expense to total approximately $0.1 million, which will be recognized over the remaining vesting period of the options (approximately two years).

     The Company incurred a tax liability in the amount of $24,000, $129,000 and $134,000 in 1994, 1993 and 1992, respectively, as a result of the application of the alternate minimum tax rules as provided under the Internal Revenue Code. The Company has not paid, prior to the year ended December 31, 1990, Federal income taxes for the past six years due to its net operating loss carryforwards. At December 31, 1994, such carryforwards for tax purposes were approximately $71.8 million.

CAPITAL RESOURCES AND LIQUIDITY

     The Company continues to operate under the strategy of maintaining a strong balance sheet, adding value by increasing the Company's reserve base and presence in significant natural gas areas, and further developing the ability to control and market the Company's production.

     On May 31, 1995, the Company announced that it had written to Presidio in order to propose a business combination between the two companies. On June 28, 1995, the Company purchased approximately $56 million of the $100 million principal amount outstanding of the GINs for approximately $51 million, including accrued interest. Presidio was unable to meet the interest payment on the GINs due on May 15, 1995 and is therefore in default in accordance with the terms of the GINs. The purchase of the GINs was funded by a $51 million bank note. See "Recent Events -- Presidio" and "Risk Factors."

     On September 14, 1995, the Company entered into the Credit Agreement and borrowed $51 million under its $65 million Credit Facility. The bank debt was incurred primarily to refinance the Company's $51 million demand note issued by the Company to one of the bank lenders in June 1995 to fund the purchase of the GINs. The Credit Facility matures in September 1998. Borrowings under the Credit Facility are unsecured and bear interest, at the election of the Company, at a rate equal to (i) the greater of the agent bank's prime rate or the federal funds effective rate plus 0.50% or (ii) the agent bank's eurodollar rate plus a margin ranging from 0.75% to 1.00%. On October 31, 1995, $46 million was outstanding under the Credit Facility, after giving effect to the Company's repayment of a portion of the original indebtedness with proceeds from the sale of the Company's Arkoma properties. See "Recent Events -- Sale of Arkoma Assets." The interest rate on $41 million of such borrowings was 6.625%, and 8.75% on $5.0 million of such borrowings. Interest on amounts outstanding under the Credit Facility is due on the last day of each month in the case of loans bearing interest at the prime rate or federal funds rate and, in the case of loans bearing interest at the eurodollar rate, interest payments are due on the last day of each applicable interest period of one, two or three month periods, as selected by the Company at the time of borrowing or, in the case of six month periods if selected by the Company, interest payments are due on the last day of each three month period.

     Following the application of the net proceeds from the offering made hereby to repay indebtedness outstanding under the Credit Facility, the Company will have $4.6 million outstanding under the Credit Facility and approximately $60.4 million of available borrowing capacity under the Credit Facility. The Company may incur additional debt subsequent to this offering as its future business needs require.

     The Company's capital expenditures for the years ended December 31, 1994, 1993 and 1992 and the six month periods ended June 30, 1995 and June 30, 1994 were approximately $23 million, $12.3 million, $7.4 million, $14.9 million and $8.3 million, respectively. The increase during 1993 as compared to 1992 was primarily the result of additional drilling in certain of the Company's principal natural gas areas and the acquisition of an interest in a pipeline and related facilities. The increase during 1994 as compared to 1993 was due primarily to the development drilling program in the Val Verde Basin where approximately $11 million was incurred. The capital expenditures for the six months ended June 30, 1995 include approximately $13.3 million in further development of the Company's Wind River and Val Verde Basin properties.

     The level of capital expenditures by the Company will vary in future periods depending on energy market conditions and other related economic factors. The Company has no material long-term capital expenditure commitments. Consequently, the Company is able to adjust the level of its expenditures as circumstances warrant.

     In June 1993, the Company completed a Common Stock offering. The total number of shares offered was 5,200,000 shares of Common Stock of which the Company offered 3,000,000 shares and Prudential Insurance Company of America offered 2,200,000 shares. The shares were sold at $12.00 per share and the Company's proceeds, net of an underwriting discount of $1,890,000, were $34,110,000. A portion of these proceeds was used to repay all of the Company's debt outstanding under its debt agreement. In July 1993, a portion of the over-allotment option was exercised which allowed for the issuance of an additional 394,500 shares of Common Stock by the Company. Net proceeds from the over-allotment were $4,485,000. In connection with this offering, all of the outstanding Preferred Stock of the Company was converted to Common Stock.

     Also in June 1993, a joint venture between a wholly-owned subsidiary of the Company and a subsidiary of KN Energy, Inc. acquired the Wind River Gathering System. The Company paid approximately $2.0 million for its 40.5% net interest. The pipeline and related facilities have further complemented the Company's ability to market its natural gas production from the Wind River Basin.

     In September 1993, the Company acquired a 50% working interest in approximately 58,000 net acres in the Val Verde Basin for approximately $1.6 million. The acreage purchase was in connection with the Company's successful exploratory well completed on contiguous acreage in September 1993. The total net acreage position held in this Basin is approximately 65,000 acres, of which the Company owns a 50% interest. The Company had drilled or participated in the drilling of 33 wells in this area as of June 30, 1995.

     Historically, the Company has funded capital expenditures and working capital requirements with both internally-generated cash and borrowings. Net cash provided by operating activities was $7.6 million for 1994, $9.7 million for 1993, $3.1 million for 1992, $6.1 million for the six month period ended June 30, 1995 and $6.6 million for the six month period ended June 30, 1994. Net cash and cash equivalents decreased $9.4 million for 1994, increased $27.4 million for 1993, increased $0.1 million for 1992, decreased $12.7 million for the six month period ended June 30, 1995 and decreased $1.6 million for the six month period ended June 30, 1994.

     The Company continues to pursue opportunities that will add value by increasing its reserve base and presence in significant natural gas-prone basins and further developing the Company's ability to control and market production of natural gas. The Common Stock offering in June 1993 and the resulting elimination of all debt served to strengthen the Company's balance sheet. As the Company continues to evaluate potential acquisitions and property development opportunities, it will benefit from its cash position, financing flexibility and the leverage potential of the Company's overall capital structure.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company.

    NAME                             AGE           POSITION WITH THE COMPANY
    ----                             ---           -------------------------
Donald L. Evans...............       49        Chairman of the Board of Directors,
                                               President and Chief Executive Officer
Peter R. Scherer..............       39        Executive Vice President
Thomas E. Klauss..............       52        Vice President - Exploration South
Christopher E. Mullen.........       35        Vice President - Exploration North
Clifford C. Drescher..........       43        Vice President - Production
Richard B. Porter.............       40        Vice President - Land
R. Kim Harris.................       39        Controller
B. Jack Reed..................       46        Treasurer
James M. Alsup................       58        Secretary
Thomas C. Brown...............       68        Director
William R. Granberry(1).......       52        Director
Henry Groppe(1)...............       69        Director
Edward W. LeBaron, Jr.(2).....       65        Director
James B. Wallace(2)...........       66        Director
Robert H. Whilden, Jr.(1).....       60        Director

---------------

(1)  Member of Compensation Committee

(2)  Member of Audit Committee

     Directors of the Company serve until the annual meeting of stockholders to be held in May 1996, and until their successors in office are elected and qualified. Each officer is appointed annually by the Company's Board of Directors to serve at the Board's discretion and until his successor in office is elected and qualified.

     Messrs. Evans, Scherer, Klauss, Drescher, Harris and Reed have been employed by the Company in their present positions for more than five years, except that Mr. Scherer was promoted from Vice President to Executive Vice President in 1990. Mr. Drescher was promoted from Operations Engineer to Vice President - Production in 1991. Mr. Klauss was promoted to Vice
President - Exploration South in 1995, and Mr. Evans was elected Chairman of the Board in 1990 to succeed Mr. Brown who had previously served in that capacity.

     Mr. Mullen has been employed by the Company since September 1994. He served as Geologist-Rocky Mountain Division from September 1994 to September 1995 and as Vice President - Exploration North from September 1995 to the present. Mr. Mullen was a Petroleum Geologist with Unocal Corporation from 1987 to September 1994.

     Mr. Porter has been employed by the Company since April 1994. He served as Landman - Rocky Mountain Division from April 1994 to September 1995 and as Vice President - Land from September 1995 to the present. Mr. Porter was Resource Manager with Paragon Ranch Corporation from 1984 to January 1994.

     Mr. Alsup has been a shareholder in the law firm of Lynch, Chappell & Alsup in Midland, Texas for more than the past five years.

     Mr. Brown is also a director of Weatherford International Incorporated and has served as Chairman of the Board of Directors of TMBR/Sharp Drilling, Inc. for the last five years.

     Mr. Evans is also a director of TMBR/Sharp Drilling, Inc.

     Mr. Granberry has been Chairman of the Board of Directors and Chief Executive Officer of Mineral Development, Inc. ("MDI") since August 1994, and President of MDI since October 1994. Previously, he was Vice President of PG&E Resources Company from May 1989 to July 1994.

     Mr. Groppe has been an oil and gas consultant with Groppe, Long & Littell since 1955.

     Mr. LeBaron has served as Chairman of the Board of Directors of Pacific Casino Management, Inc. since June 1994 and is a retired partner in the law firm of Pillsbury, Madison and Sutro in Sacramento, California, with which he has been associated with since April 1989.

     Mr. Wallace was an officer, director and stockholder of BWAB Incorporated from 1980 to 1992. Mr. Wallace has been a partner in Brownlie, Wallace, Armstrong and Bander Exploration, a partnership, since 1992. Each of BWAB Incorporated and Brownlie, Wallace, Armstrong and Bander were and are engaged in oil and gas exploration and production with principal offices in Denver, Colorado.

     Mr. Whilden has been a partner in the law firm of Vinson & Elkins L.L.P. in Houston, Texas, for more than the past five years.

     There are no family relationships between any of the Directors or executive officers of the Company.

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, of which Messrs. Wallace and LeBaron constitute the present members, has the responsibility of recommending the employment of the Company's independent auditors, and reviews with management and the independent auditors the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of control personnel. The Compensation Committee, which consists of Messrs. Granberry, Groppe and Whilden, reviews and recommends to the Board of Directors the compensation and promotion of officers of the Company, the terms of any proposed employee benefit arrangements and the making of awards under such arrangements. Members of the Compensation Committee are not required to abstain from voting in respect of compensation paid or awards granted to them.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 2,500,000 shares of preferred stock, $.10 par value per share, and 30,000,000 shares of common stock, $.10 par value per share (the "Common Stock"). As of October 31, 1995, 15,571,529 shares of Common Stock were outstanding and no shares of preferred stock were outstanding. All of the shares of Common Stock of the Company offered hereby will be, when issued and sold, legally issued, fully paid and non-assessable.

COMMON STOCK

     Subject to the prior rights of shares of preferred stock that might be outstanding from time to time, the shares of Common Stock of the Company: (1) are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor (subject to limitations set forth in the Credit Agreement); (2) are entitled to one vote per share and have no cumulative voting rights; (3) have no preemptive or conversion rights; (4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled upon liquidation to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of the liquidation preferences of preferred stock.

     As discussed in "Dividends," the Company has never declared or paid any cash dividends and does not anticipate the payment of any cash dividends on the Common Stock in the foreseeable future. Under the terms of its Credit Agreement, the Company is prohibited from paying cash dividends on the Common Stock without the written consent of its lenders.

     The Company's Rights Plan provides that a preferred stock purchase right is associated with each share of Common Stock. See "-- Stockholder Rights Plan."

     The Common Stock is quoted on The Nasdaq National Market under the symbol "TMBR." The Transfer Agent and Registrar for the Common Stock is First National Bank of Boston, Boston, Massachusetts.

PREFERRED STOCK

     The Board of Directors is empowered, without approval of the stockholders, to cause additional shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Issuance of shares of preferred stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends. Although the Company has no present intention to issue any shares of preferred stock, the issuance of such shares in the future could be used to discourage an unsolicited acquisition proposal.

STOCKHOLDER RIGHTS PLAN

     On March 1, 1991, the Board of Directors adopted a Rights Plan designed to help assure that all stockholders receive fair and equal treatment in the event of a hostile attempt to take over the Company and to help guard against abusive takeover tactics. The Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was distributed on March 15, 1991 to the stockholders of record on that date. Each Right entitles the registered holder to purchase, for a $20.00 per share exercise price, in lieu of preferred shares, shares of Common Stock or other securities of the Company (or, under certain circumstances, of the acquiring person) worth twice the per share exercise price of the Right.

     The Rights will be exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the Common Stock. The date on which the above occurs is to be known as the "Distribution Date."

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 15, 2001, unless extended or redeemed earlier by the Company.

     At the time the Rights dividend was declared, the Board of Directors further authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding between March 15, 1991 and the earlier of the Distribution Date or the expiration or redemption of the Rights. Until the Distribution Date occurs, the certificates representing shares of Common Stock also evidence the Rights. Following the Distribution Date, the Rights will be evidenced by separate certificates.

     The provisions described above may tend to deter any potential unsolicited tender offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

DELAWARE ANTI-TAKEOVER LAW

     Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (2) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (3) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (4) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below, for whom Schroder Wertheim & Co. Incorporated, Howard, Weil, Labouisse, Friedrichs Incorporated, Petrie Parkman & Co., Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

    UNDERWRITER                                                            NUMBER OF SHARES
    -----------                                                            ----------------
    Schroder Wertheim & Co. Incorporated.................................        712,500
    Howard, Weil, Labouisse, Friedrichs Incorporated.....................        712,500
    Petrie Parkman & Co., Inc............................................        712,500
    Salomon Brothers Inc ................................................        712,500
    CS First Boston Corporation..........................................        100,000
    Donaldson, Lufkin & Jenrette Securities Corporation..................        100,000
    Lehman Brothers Inc. ................................................        100,000
    Morgan Stanley & Co. Incorporated....................................        100,000
    Oppenheimer & Co., Inc. .............................................        100,000
    Prudential Securities Incorporated...................................        100,000
    Smith Barney Inc. ...................................................        100,000
    Advest, Inc. ........................................................         50,000
    First Albany Corporation.............................................         50,000
    Jefferies & Company, Inc. ...........................................         50,000
    Rauscher Pierce Refsnes, Inc. .......................................         50,000
    Raymond James & Associates, Inc. ....................................         50,000
    Simmons & Company International......................................         50,000
    Huberman Financial, Inc. ............................................         30,000
    Johnson Rice & Company L.L.C. .......................................         30,000
    Sanders Morris Mundy Inc. ...........................................         30,000
    Wm Smith Securities Incorporated.....................................         30,000
    Southcoast Capital Corporation.......................................         30,000
                                                                               ---------
              Total......................................................      4,000,000
                                                                               =========

     The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all of the shares of Common Stock being offered (other than the shares covered by the over-allotment option), if any are purchased.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the price to the public set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.34 per share. The Underwriters may allow, and such dealers may reallow, a discount of not in excess of $0.10 per share to certain other dealers. After this offering to the public, the price to the public, concession and discount to dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price set forth less underwriting discounts and commissions on the cover page hereof. The Underwriters may exercise this option, in whole or in part, solely for the purpose of covering over-allotments, if any, made in the sale of the Common Stock offered hereby.

     In connection with the offering, certain Underwriters may engage in passive market making transactions in the Common Stock on The Nasdaq National Market immediately prior to the commencement of sales in the offering made hereby, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on The Nasdaq National

Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Company and its executive officers and directors have agreed not to offer to sell, sell, grant any option to purchase or otherwise dispose of any shares of any capital stock of the Company (or securities convertible into, or exchange for, capital stock of the Company), directly or indirectly, for a period of 180 days after the date of this Prospectus, without the prior written consent of Schroder Wertheim & Co. Incorporated, except for grants of stock options under the Company's stock option plans and issuance of stock upon exercise of such options, and except for shares of capital stock issued by the Company in connection with the acquisition of assets or capital stock of any company engaged in the oil and gas business.

     Certain of the underwriters have performed investment banking services for the Company for which they received customary compensation.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002. Robert H. Whilden, Jr., a partner in the firm of Vinson & Elkins L.L.P., is a Director of the Company. See "Management -- Compensation of Directors" in the Company's 1995 Proxy Statement, which has been incorporated herein by reference, for a description of stock options held by Mr. Whilden. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., 4200 Texas Commerce Tower, Houston, Texas 77002.

                                    EXPERTS

     The consolidated financial statements and schedules included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The estimated reserve evaluations and related calculations of Williamson Petroleum Consultants, Inc. incorporated by reference into this Prospectus have been included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at the prescribed rates. The Company's Common Stock is traded on The Nasdaq National Market and, as a result, the periodic reports, proxy statements and other information filed by the Company with the Commission can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein.

     Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                       INCORPORATION OF CERTAIN DOCUMENTS

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (A) Annual Report filed on Form 10-K for the fiscal year ended December 31, 1994 (File No. 0-3880);

     (B) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995 and June 30, 1995;

     (C)  Proxy Statement for Annual Meeting of Stockholders held May 17, 1995;
          and

     (D)  Form 8-K Report dated September 27, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock hereunder shall be deemed incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement.

     The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information which have been or may be incorporated in this Prospectus by reference but not delivered herewith, except for certain exhibits to such documents. Requests for such information should be directed to Treasurer, Tom Brown, Inc., 500 Empire Plaza Building, 508 West Wall Street, Midland, Texas, 79701, telephone number (915) 682-9715.